BHP Billiton Limited 171 Collins Street Melbourne Victoria 3000 Australia GPO Box 86 Melbourne Victoria 3001 Australia Tel +61 1300 55 47 57 Fax +61 3 9609 3015 bhp.com

28 September 2017

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Dear Sirs,

Re: Notice of disclosure pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, included in Annual Report on Form 20-F for the year ended June 30, 2017 of BHP Billiton Limited and BHP Billiton PLC (together, “BHP”)

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that BHP has made disclosure pursuant to those provisions in Section 7 of its Annual Report on Form 20-F for the year ended June 30, 2017, which was filed with the Securities and Exchange Commission on September 28, 2017.

Sincerely,

/s/ Margaret Taylor
Margaret Taylor Group Company Secretary

BHP Billiton Limited ABN 49 004 028 077, BHP Billiton Plc. registration number 3196209 and their respective subsidiaries are members of the BHP Billiton Group. The global headquarters of the BHP Billiton Group (and the headquarters of BHP Billiton Limited) are located in Melbourne, Australia.